EXHIBIT 99.1
                                                                    ------------

For Immediate Release                                     22 April 2002

                                       WPP

                            QUARTERLY TRADING UPDATE

                     FIRST QUARTER REPORTED REVENUES DOWN 2%

                           CONSTANT CURRENCY REVENUES
                                  DOWN OVER 1%

                      OPERATING MARGINS IN LINE WITH BUDGET

Current Trading

Reported revenues fell by over 2%. In constant currencies, first quarter revenues fell by over 1%. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues fell by almost 9%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first quarter. In North America, revenues fell by over 7%. In Europe, the UK was up almost 2% and Continental Europe up over 6%. Asia Pacific, Latin America, Africa and the Middle East was up over 3%.

By communications services sector, advertising and media investment management was flat, information and consultancy up over 6%, public relations and public affairs down over 13% and branding and identity, healthcare and specialist communications down over 2%.

Net new business billings of (pound)500 million ($750 million) were won during the first quarter. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients.

First quarter results indicate that the Group is on target to achieve its budgeted operating margin.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of strategic acquisitions and share purchases.

In the first quarter of 2002 the Group completed acquisitions in advertising and media investment management in the United Kingdom, China and Finland; in information and consultancy in Thailand; in public relations and public affairs in Japan; and in sports marketing in Germany.



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The rolling share buy-back program continues at a target level of (pound)150 to
(pound)200 million per annum, equivalent to approximately 2% of the current market capitalization, but no shares were purchased during the first quarter of 2002.

Net debt at 31 March 2002 was (pound)1,505 million, compared to (pound)987 million at 31 March 2001. In the twelve months to 31 March 2002, the Group's free cash flow was (pound)502 million. Over the same period, the Group's expenditure on capital, acquisitions, share purchases and dividends was (pound)928 million. Net interest costs will be reduced following the issue of a 2% (pound)450 million Five Year Convertible Bond.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value, continuing to develop the role of the parent company in adding value to our clients and people, developing our portfolio in high revenue growth geographical and functional areas and improving our creative quality and capabilities.

For further information:

Sir Martin Sorrell         )   44 207 408 2204
Paul Richardson            )   1 212 632 2301
Feona McEwan               )



This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.


Appendix: Revenue and revenue growth by region and communications services sector

3 months ended March 31, 2002
                                                       Revenue       Constant
                                                        Growth       Currency
Region                                                Reported        Growth1
------                           2002        2001    2002/2001      2002/2001
                             (pound)m    (pound)m            %              %
North America                   443.4       468.9         -5.4           -7.3

United Kingdom                  152.9       150.4          1.7            1.7

Continental Europe              204.8       198.3          3.3            6.1

Asia Pacific, Latin
America, Africa
& Middle East                   144.7       148.8         -2.8            3.4
                           -----------   ---------  -----------   ------------

TOTAL GROUP                     945.8       966.4         -2.1           -1.5
                           -----------   ---------  -----------   ------------

                                                        Revenue       Constant
Communications Services                                  Growth       Currency
-----------------------                                Reported        Growth1
                                  2002        2001    2002/2001      2002/2001
                              (pound)m    (pound)m            %              %

Advertising, Media
Investment
Management                       426.5       431.3         -1.1            0.1

Information &
Consultancy                      143.5       135.1          6.2            6.5

Public Relations
& Public Affairs2                114.0       130.7        -12.8          -13.3

Branding & Identity,
Healthcare and                   261.8       269.3         -2.8           -2.3
Specialist Communications
                            -----------  ---------- ------------  -------------

TOTAL GROUP                      945.8       966.4         -2.1           -1.5
                            -----------  ---------- ------------  -------------

_____________________________

1  Constant currency growth excludes the effects of currency movements.

2 The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising, media investment management and branding & identity, healthcare and specialist communications. Total public relations and public affairs revenues fell by over 14% to $174 million in the three months to March 31.